UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on January 29, 2013 regarding the Consolidated Business Results for the Nine Months of the Fiscal Year Ending March 31, 2013 (U.S. GAAP).

2.	English translation of a company announcement made on January 29, 2013 regarding the Revision of Projected Business Results for the Fiscal Year Ending March 31, 2013 (Consolidated and Non-consolidated).

3.	English translation of a company announcement made on January 29, 2013 regarding the Change of Top Management.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 30, 2013	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

3

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: January 29, 2013 URL: http://www.komatsu.com/

Consolidated Business Results for Nine Months of the Fiscal Year Ending

March 31, 2013 (U.S. GAAP)

1. Results for Nine Months Ended December 31, 2012

(Amounts are rounded to the nearest million yen)

(1)	Consolidated Financial Highlights

	Millions of yen except per share amounts
	Nine Months ended December 31, 2012	Nine Months ended December 31, 2011	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	1,350,578	1,448,509	(97,931)	(6.8)%
Operating income	150,491	191,835	(41,344)	(21.6)%
Income before income taxes and equity in earnings of affiliated companies	145,588	185,691	(40,103)	(21.6)%
Net income attributable to Komatsu Ltd.	91,096	129,376	(38,280)	(29.6)%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥95.66	¥133.86	¥(38.20)
Diluted	¥95.57	¥133.75	¥(38.18)

Note: Comprehensive income (loss) for nine months ended December 31, 2012 and 2011

2012:	136,241 millions of yen, up 76.8% from 2011
2011:	77,038 millions of yen, up 64.5% from 2010

(2)	Consolidated Financial Position

	Millions of yen except per share amounts
	As of December 31, 2012	As of March 31, 2012
Total assets	2,372,102	2,320,529
Total equity	1,145,611	1,057,457
Komatsu Ltd. shareholders’ equity	1,094,144	1,009,696
Komatsu Ltd. shareholders’ equity ratio	46.1%	43.5%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥1,148.92	¥1,060.31

2. Dividends

(For the fiscal years ended March 31, 2012 and ending March 31, 2013)

	Yen
	The entire FY ending March 31, 2013		The entire FY ended March 31, 2012
	Results	Projection
First quarter period
Second quarter period	24.00	—	21.00
Third quarter period
Year-end	—	24.00	21.00
Total	—	48.00	42.00

Note: Changes in the projected cash dividend as of January 29, 2013: None

3. Projections for the Fiscal Year Ending March 31, 2013

(From April 1, 2012 to March 31, 2013)

	Millions of yen except per share amounts
	The full fiscal year
		Changes
Net sales	1,920,000	(3.1)%
Operating income	230,000	(10.3)%
Income before income taxes and equity in earnings of affiliated companies	222,000	(11.1)%
Net income attributable to Komatsu Ltd.	138,000	(17.4)%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥144.91

Notes:	1) Changes in the projected consolidated business results as of January 29, 2013: Yes
2)	Percentages shown above represent the rates of change compared with the corresponding period a year ago.

4. Others

(1)	Changes in important subsidiaries during the nine months period under review: None

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in Significant Accounting Rules, Procedures and Presentation and Changes in Significant Accounting Policies and Estimates

1)	Changes in accounting policies due to the revision of accounting standards and other regulations: Yes The Company adopted the Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, starting in the nine months period of FY2012, ending March 31, 2013. The Update requires an entity to report comprehensive income either in a single continuous financial statement (one-statement approach) or in two separate but consecutive statements (two-statement approach). Concerning ASU2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in ASU 2011-05, however, the effective date for amendments to the presentation of reclassification of items out of other comprehensive income has been deferred. ASU2011-05 being a disclosure regulation, such adoption did not have any impact on the Company’s financial position and results of operations.

2)	Changes in other matters except for 1) above: None

(4)	Number of common shares outstanding

1)	The numbers of common shares issued (including treasury stock) were as follows:

As of December 31, 2012:         983,130,260 shares

As of March 31, 2012:               983,130,260 shares

2)	The numbers of shares of treasury were as follows:

As of December 31, 2012:         30,807,900 shares

As of March 31, 2012:              30,869,238 shares

3)	The weighted average numbers of common shares outstanding were as follows:

Nine Months ended December 31, 2012:         952,321,093 shares

Nine Months ended December 31, 2011:         966,471,670 shares

[Reference]

Results for Three Months Ended December 31, 2012

	Millions of yen except per share amounts
	Three Months ended December 31, 2012	Three Months ended December 31, 2011	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	419,729	462,642	(42,913)	(9.3)%
Operating income	39,227	58,886	(19,659)	(33.4)%
Income before income taxes and equity in earnings of affiliated companies	40,204	55,448	(15,244)	(27.5)%
Net income attributable to Komatsu Ltd.	24,984	34,701	(9,717)	(28.0)%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥26.23	¥36.01	¥(9.78)
Diluted	¥26.21	¥35.98	¥(9.77)

[Reference]

Projections of the Company for the Fiscal Year Ending March 31, 2013

(From April 1, 2012 to March 31, 2013)

	Millions of yen except per share amounts
	The full fiscal year
		Changes
Net sales	730,000	(14.2)%
Operating profit	39,000	(29.5)%
Ordinary profit	74,000	(16.0)%
Net income	56,000	(39.5)%
Net income per share (Yen)	¥58.77

Notes:	Percentages shown above represent the rates of change compared with the corresponding period a year ago.

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.5

(2) Financial Conditions	P.9

(3) Projections for the Fiscal Year Ending March 31, 2013	P.9

Consolidated Financial Statements

(1) Consolidated Balance Sheets	P.12

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	P.14

(3) Consolidated Statements of Cash Flows	P.18

(4) Note to the Going Concern Assumption	P.19

(5) Business Segment Information	P.19

(6) Note in Case of Notable Changes in the Amount of Shareholders’ Equity	P.20

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results

Under the “Global Teamwork for Tomorrow” mid-range management plan for three years, to be completed in the fiscal year ending March 31, 2013, Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) are focusing efforts on 1) promotion of ICT (Information and Communication Technology) applications to products and parts, 2) further advancement of environmental friendliness and safety in machine performance, 3) expansion of sales and service operations in Strategic Markets, and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.

For the nine-month period (April 1 – December 31, 2012) of the fiscal year ending March 31, 2013, consolidated net sales declined by 6.8% from the corresponding period a year ago, to JPY1,350.5 billion (USD15,524 million, at USD1=JPY87). In the construction, mining and utility equipment business, total sales of construction equipment declined, as sales in China dropped to about half from the corresponding period a year ago. Meanwhile, sales increased in North America and Japan. With respect to mining equipment, while sales declined in Indonesia, as adversely affected by the falling price of coal, total sales increased, supported by steady sales, albeit on a softening note, of equipment for use in mines other than coal, as well as parts and service. All combined, however, nine-month sales in this business segment decreased from the corresponding period a year ago, as increased sales of mining equipment, parts and service fell short of compensating for lowered sales of construction equipment. In the industrial machinery and others business, while sales of large presses to the automobile manufacturing industry, as well as machine tools for use in automotive engine production, increased from the corresponding period a year ago, those of wire saws for use in slicing silicon ingots for the solar cell market sharply fell. As a result, nine-month sales in this business segment declined from the corresponding period a year ago.

With respect to profits, Komatsu focused continuous efforts to improve selling prices and production costs. Affected by a big drop in sales volume from the corresponding period a year ago, nine-month sales declined in both businesses of construction, mining and utility equipment as well as industrial machinery and others. Operating income declined by 21.6% from the corresponding period a year ago, to JPY150.4 billion (USD1,730 million) for the nine-month period under review. Operating income ratio decreased by 2.1 points to 11.1%, and income before income taxes and equity in earnings of affiliated companies declined by 21.6% to JPY145.5 billion (USD1,673 million). Net income attributable to Komatsu Ltd. amounted to JPY91.0 billion (USD1,047 million), a decline of 29.6% from the corresponding period a year ago.

[Markets as Positioned by the Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS

[Consolidated Financial Highlights]

	Millions of yen
	Nine Months ended December 31, 2012 1USD=JPY79.8 1EUR=JPY102.1 1RMB=JPY12.7	Nine Months ended December 31, 2011 1USD=JPY78.7 1EUR=JPY110.6 1RMB=JPY12.3	Changes
	[A]	[B]	[(A-B)/B]
Net sales	1,350,578	1,448,509	(6.8)%
Construction, Mining and Utility Equipment	1,207,614	1,269,060	(4.8)%
Industrial Machinery and Others	150,626	189,443	(20.5)%
Elimination	(7,662)	(9,994)	—
Segment profit	151,069	191,637	(21.2)%
Construction, Mining and Utility Equipment	148,381	178,958	(17.1)%
Industrial Machinery and Others	3,824	16,721	(77.1)%
Corporate & elimination	(1,136)	(4,042)	—
Operating income	150,491	191,835	(21.6)%
Income before income taxes and equity in earnings of affiliated companies	145,588	185,691	(21.6)%
Net income attributable to Komatsu Ltd.	91,096	129,376	(29.6)%

Note: Sales and profit figures in this report show the respective sums of nine months from April 1 to December 31, 2012. Unless otherwise noted, all sales by segment in this report indicate the amounts before elimination of inter-segment transactions.

Business results by operation are described below.

Construction, Mining and Utility Equipment

With respect to construction equipment, while demand increased in North America and Japan from the corresponding period a year ago, Chinese demand for hydraulic excavators dropped to about half. As a result, global demand downturned in the nine-month period under review. On the mining equipment market, while demand for equipment declined centering on Indonesia, as adversely affected by the falling price of coal, demand increased steadily for equipment for use in mines other than coal, albeit on a softening note, parts and service from the corresponding period a year ago. With this background, consolidated net sales of construction, mining and utility equipment decreased by 4.8% from the corresponding nine-month period a year ago, to JPY1,207.6 billion (USD13,881 million). Segment profit declined by 17.1% to JPY148.3 billion (USD1,706 million).

To further reinforce its corporate strength, Komatsu continued efforts to improve selling prices, production costs and operations designed to flexibly respond to changes in foreign exchange rates and market demand. Komatsu also worked to reinforce its aftermarket business by improving its strategic parts operation which includes buckets and teeth, the demand for which is strong, especially in Strategic Markets and the mining industry, as well as its Reman and rebuild operations. In addition, Komatsu embarked on full-scale efforts to cut down power consumption at all plants in Japan during the current fiscal year.

With respect to products, following North America and Europe, Komatsu launched new emission standards-compliant models in Japan in July last year. Combined with these models, Komatsu began offering the KOMATSU CARE, a new service program designed to reduce the total lifecycle costs of these models and prolong their use. In October 2012, Komatsu introduced new emission standards-compliant models in Japan, while continuing efforts to step up sales of HB205 and HB215LC hybrid hydraulic excavators around the world.

[Sales to Outside Customers of Construction, Mining and Utility Equipment by Region]

	Millions of yen
	Nine Months ended December 31, 2012	Nine Months ended December 31, 2011	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	208,504	207,127	1,377	0.7%
Americas	377,703	321,693	56,010	17.4%
Europe & CIS	139,469	147,157	(7,688)	(5.2)%
China	82,992	149,837	(66,845)	(44.6)%
Asia* & Oceania	308,445	346,216	(37,771)	(10.9)%
Middle East & Africa	88,542	93,074	(4,532)	(4.9)%

Total	1,205,655	1,265,104	(59,449)	(4.7)%

*	Excluding Japan and China

Komatsu’s operations by region are described below.

Japan

As the volume of used equipment in surplus exported from Japan, which had outnumbered demand for new equipment since around 2000, has bottomed out, demand has grown for construction equipment for use in restoration and reconstruction, centering on rental companies, since the Great East Japan Earthquake. As a result, demand steadily increased and nine-month sales increased from the corresponding period a year ago. Following new emission standards-compliant models launched in July 2012, Komatsu introduced new models in October to expand sales, while making proactive after-sales service efforts based on the KOMATSU CARE. In December 2012, Komatsu achieved cumulative sales of 1,000 hybrid hydraulic excavators in Japan.

Americas

In North America, demand increased from the corresponding period a year ago, supported by increased demand in the housing sector as well as strong demand in the rental and energy development industries. Komatsu has successfully been introducing new emission standards-compliant models and has generated effective results from service activities based on the KOMATSU CARE.

In Latin America, demand for mining equipment remained strong, centering on copper mines in Chile and Peru, while demand for construction equipment softened in Brazil, the largest market of the region. As a result, overall demand for equipment was steady, and nine-month sales in the Americas advanced from the corresponding period a year ago.

Europe & CIS

While economic uncertainty prevailed against the backdrop of sovereign-debt problems, demand increased steadily, albeit on a softening note, from the corresponding nine-month period a year ago in the major markets of Germany, France and the United Kingdom. In CIS, demand remained firm, especially in gold mines, as well as civil engineering and construction. However, as the Japanese yen appreciated higher against the euro than the corresponding period a year ago, sales in Europe and CIS decreased for the nine-month period under review.

In Europe, Komatsu continued efforts to expand sales of new emission standards-compliant models. In CIS, Komatsu has reached agreements with Pacific National University and Far Eastern Federal University to collaborate in human resource development for construction, mining and road construction equipment. In October 2012, Pacific National University began the first course.

China

Although the government introduced credit easing measures, there were still no clear signs for new infrastructure development start-ups in the nine-month period under review. Demand for hydraulic excavators plunged to about half from the corresponding period a year ago, and nine-month sales dropped drastically.

In response to this sharp decline in demand, Komatsu focused its efforts on maintaining an appropriate level of inventories, mainly by maximizing the use of the KOMTRAX (Komatsu Machine Tracking System). As there are some signs of demand bottoming out, Komatsu has geared production to promptly increase production in response to the post Chinese New Year sales season in February this year.

Asia & Oceania

In Asia, while demand advanced for use in the reconstruction of areas damaged by the flood last year in Thailand, demand remained sluggish for large, medium-sized small equipment for use in mines, particularly affected by the falling price of thermal coal in Indonesia, the largest market of Southeast Asia. In Australia, demand for large equipment for use in iron ore mines, as well as for construction equipment, remained steady. However, nine-month sales in Asia & Oceania decreased from the corresponding period a year ago, due to a large decline of sales in Asia.

Middle East & Africa

Nine-month sales in the Middle East & Africa declined from the corresponding period a year ago, as demand slowed down for equipment for use in mines in Africa, as adversely affected by the falling price of minerals, coupled with political and social instability remaining in certain countries and regions. While demand for mining equipment remained steady, mainly in Africa, unstable political conditions continued in some countries.

In the Middle East, Komatsu opened a new distribution base in Dubai in October 2012 and promoted efforts to reduce its distributors’ inventories and shorten delivery time. In Africa, Komatsu continued to strengthen its sales and product support operations by launching KOMTRAX-installed models and by opening parts depots jointly with its distributors in southern Africa.

Industrial Machinery and Others

Sales of large presses to the automobile manufacturing industry, as well as machine tools for use in automotive engine production, increased for the nine-month period under review. Meanwhile, sales of wire saws for use in slicing silicon ingots for solar cells dropped sharply from the corresponding period a year ago. Extraordinary demand for temporary housing units came to an end. As a result, nine-month sales of the industrial machinery and others business declined by 20.5% from the corresponding period a year ago, to JPY150.6 billion (USD1,731 million). Segment profit decreased by 77.1% to JPY3.8 billion (USD44 million).

In the sheet-metal machinery business, by anticipating a growing market for laser cutting machines, Komatsu has developed a new fiber laser cutting machine which features an outstanding reduction of running costs, compact size and a built-in KOMTRAX.

(2) Financial Conditions

As of December 31, 2012, total assets increased by JPY51.5 billion, to JPY2,372.1 billion (USD27,266 million) from the previous fiscal year-end, mainly due to the Japanese yen’s higher appreciation compared to the previous fiscal year-end. Interest-bearing debt decreased by JPY56.3 billion from the previous fiscal year-end, to JPY704.1 billion (USD8,094 million). Komatsu Ltd. shareholders’ equity increased by JPY84.4 from the previous fiscal year-end, to JPY1,094.1 billion (USD12,576 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 2.6 percentage points from the previous fiscal year-end, to 46.1%. Net debt-to-equity ratio* remained flat at 0.56 from the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

For the nine-month period under review, net cash provided by operating activities totaled JPY129.0 billion (USD1,484 million), an increase of JPY68.2 billion from JPY60.8 billion for the corresponding period a year ago, mainly due to decreased use of working capital. Net cash used in investing activities amounted to JPY101.7 billion (USD1,170 million), an increase of JPY3.5 billion from the corresponding period a year ago, mainly due to the purchase of fixed assets and a manufacturer of forest machine attachments. Net cash used in financing activities amounted to JPY14.8 billion (USD171 million), compared to JPY62.0 billion for net cash provided for the corresponding period a year ago, mainly due to the payment of cash dividends. After adding the effects of foreign exchange rate fluctuations, cash and cash equivalents, as of December 31, 2012, totaled JPY95.0 billion (USD1,092 million), an increase of JPY11.9 billion from the previous fiscal year-end.

(3) Projections for the Fiscal Year Ending March 31, 2013

  (From April 1, 2012 to March 31, 2013)

In the construction, mining and utility equipment business, Komatsu projects that demand of large, medium-sized and small equipment for use in mines in Indonesia, where Komatsu enjoys a large market share, will come under the estimation, as adversely affected by the falling price of thermal coal. In this light, Komatsu assumes that sales for the current fiscal year will fall short of the projection of July 31, 2012. Similarly, with respect to profits, while Komatsu can expect to benefit from effects of the Japanese yen’s on-going depreciation in the fourth quarter period (January 1 – March 31, 2013), Komatsu predicts profits for the current fiscal year will be below the projections, as adverse effects of declined full-year volume of sales are considerable. Based on these conditions, Komatsu revises the projections of both consolidated net sales and profits for the fiscal year ending March 31, 2013 (April 1, 2012 – March 31, 2013) as follows.

Komatsu also revises the foreign exchange rates in the fourth quarter of the current fiscal year, which are preconditions for the current projections, as follows: USD1 = JPY88, EUR1 = JPY115 and RMB1 = JPY14.1. These rates translate into USD1 = JPY82, EUR1 = JPY106 and RMB1 = JPY13.0 as full-year average rates.

  (For the previous projections: USD1 = JPY79, EUR1 = JPY99 and RMB1 = JPY12.6)

Consolidated Business Results

	Millions of yen except per share amounts
	Earlier projection	Current projection	Changes		Results for FY ended March 31, 2012
	[A]	[B]	[B-A]	[(B-A)/A]
Net sales	1,970,000	1,920,000	(50,000)	(2.5)%	1,981,763
Operating income	262,000	230,000	(32,000)	(12.2)%	256,343
Income before income taxes and equity in earnings of affiliated companies	252,000	222,000	(30,000)	(11.9)%	249,609
Net income attributable to Komatsu Ltd.	157,000	138,000	(19,000)	(12.1)%	167,041
Net income attributable to Komatsu Ltd. per share (Yen)	164.86	144.91	—	—	173.47

[Reference]

Projections of the Company for the Fiscal Year Ending March 31, 2013

Similar to the revised projections for consolidated business results above, while the Company can expect to benefit from effects of the Japanese yen’s on-going depreciation in the fourth quarter period (January 1 – March 31, 2013), it revises both net sales and profits of the projections of July 31, 2012 for non-consolidated business results for the fiscal year ending March 31, 2013 (April 1, 2012 – March 31, 2013) as follows. The current revision mainly reflects curtailed exports of construction and mining equipment from Japan against the backdrop of dropped sales in Indonesia and China.

Non-consolidated Business Results

	Millions of yen except per share amounts
	Earlier projection	Current projection	Changes		Results for FY ended March 31, 2012
	[A]	[B]	[B-A]	[(B-A)/A]
Net sales	810,000	730,000	(80,000)	(9.9)%	851,139
Operating profit	54,000	39,000	(15,000)	(27.8)%	55,338
Ordinary profit	84,000	74,000	(10,000)	(11.9)%	88,079
Net income	65,000	56,000	(9,000)	(13.8)%	92,593
Net income per share (Yen)	68.22	58.77	—	—	96.10

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets

	Millions of yen
	As of December 31, 2012		As of March 31, 2012
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥95,001		¥83,079
Time deposits	143		907
Trade notes and accounts receivable	512,754		559,749
Inventories	652,445		612,359
Deferred income taxes and other current assets	148,164		144,278

Total current assets	1,408,507	59.4	1,400,372	60.3

Long-term trade receivables	200,429	8.5	184,294	8.0

Investments
Investments in and advances to affiliated companies	21,032		20,565
Investment securities	53,517		54,192
Other	2,205		2,582

Total investments	76,754	3.2	77,339	3.3

Property, plant and equipment
- Less accumulated depreciation and amortization	564,746	23.8	529,656	22.8

Goodwill	31,543	1.3	31,229	1.4
Other intangible assets
- Less accumulated amortization	52,733	2.2	57,953	2.5
Deferred income taxes and other assets	37,390	1.6	39,686	1.7

Total	¥2,372,102	100.0	¥2,320,529	100.0

Liabilities and Equity

	Millions of yen
	As of December 31, 2012		As of March 31, 2012
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥239,266		¥215,824
Current maturities of long-term debt	131,332		119,457
Trade notes, bills and accounts payable	202,844		273,460
Income taxes payable	16,064		23,195
Deferred income taxes and other current liabilities	213,289		231,774

Total current liabilities	802,795	33.8	863,710	37.2

Long-term liabilities
Long-term debt	333,601		312,519
Liability for pension and retirement benefits	50,547		50,685
Deferred income taxes and other liabilities	39,548		36,158

Total long-term liabilities	423,696	17.9	399,362	17.2

Total liabilities	1,226,491	51.7	1,263,072	54.4

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	138,883		138,384
Retained earnings:
Appropriated for legal reserve	38,222		37,954
Unappropriated	999,292		951,395
Accumulated other comprehensive income (loss)	(106,686)		(142,389)
Treasury stock	(43,437)		(43,518)

Total Komatsu Ltd. shareholders’ equity	1,094,144	46.1	1,009,696	43.5

Noncontrolling interests	51,467	2.2	47,761	2.1

Total equity	1,145,611	48.3	1,057,457	45.6

Total	¥2,372,102	100.0	¥2,320,529	100.0

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Nine Months ended December 31, 2012 and 2011

Consolidated Statements of Income

	Millions of yen except per share amounts
	Nine Months ended December 31, 2012		Nine Months ended December 31, 2011
		Ratio (%)		Ratio (%)
Net sales	¥1,350,578	100.0	¥1,448,509	100.0
Cost of sales	986,846	73.1	1,048,195	72.4
Selling, general and administrative expenses	212,663	15.7	208,677	14.4
Other operating income (expenses), net	(578)	(0.0)	198	0.0

Operating income	150,491	11.1	191,835	13.2

Other income (expenses), net	(4,903)		(6,144)
Interest and dividend income	3,209	0.2	3,035	0.2
Interest expense	(6,155)	(0.5)	(5,721)	(0.4)
Other, net	(1,957)	(0.1)	(3,458)	(0.2)

Income before income taxes and equity in earnings of affiliated companies	145,588	10.8	185,691	12.8

Income taxes	48,258	3.6	51,218	3.5
Income before equity in earnings of affiliated companies	97,330	7.2	134,473	9.3
Equity in earnings of affiliated companies	1,007	0.1	1,401	0.1
Net income	98,337	7.3	135,874	9.4
Less: Net income attributable to noncontrolling interests	7,241	0.5	6,498	0.4

Net income attributable to Komatsu Ltd.	¥91,096	6.7	¥129,376	8.9

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥95.66		¥133.86
Diluted	¥95.57		¥133.75

Consolidated Statements of Comprehensive Income

	Millions of yen
	Nine Months ended December 31, 2012	Nine Months ended December 31, 2011
Net income	¥98,337	¥135,874
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	36,186	(51,038)
Net unrealized holding gains (losses) on securities available for sale	125	(7,348)
Pension liability adjustments	1,611	(366)
Net unrealized holding gains (losses) on derivative instruments	(18)	(84)

Total	37,904	(58,836)

Comprehensive income (loss)	136,241	77,038
Less: Comprehensive income (loss) attributable to noncontrolling interests	9,442	3,196

Comprehensive income (loss) attributable to Komatsu Ltd.	¥126,799	¥73,842

Three months ended December 31, 2012 and 2011

Consolidated Statements of Income

	Millions of yen except per share amounts
	Three Months ended December 31, 2012		Three Months ended December 31, 2011
		Ratio (%)		Ratio (%)
Net sales	¥419,729	100.0	¥462,642	100.0
Cost of sales	308,761	73.6	335,207	72.5
Selling, general and administrative expenses	71,179	17.0	68,538	14.8
Other operating income (expenses), net	(562)	(0.1)	(11)	(0.0)

Operating income	39,227	9.3	58,886	12.7

Other income (expenses), net	977		(3,438)
Interest and dividend income	941	0.2	950	0.2
Interest expense	(1,649)	(0.4)	(2,066)	(0.4)
Other, net	1,685	0.4	(2,322)	(0.5)

Income before income taxes and equity in earnings of affiliated companies	40,204	9.6	55,448	12.0

Income taxes	13,542	3.2	18,956	4.1
Income before equity in earnings of affiliated companies	26,662	6.4	36,492	7.9
Equity in earnings of affiliated companies	439	0.1	367	0.1
Net income	27,101	6.5	36,859	8.0
Less: Net income attributable to noncontrolling interests	2,117	0.5	2,158	0.5

Net income attributable to Komatsu Ltd.	¥24,984	6.0	¥34,701	7.5

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥26.23		¥36.01
Diluted	¥26.21		¥35.98

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months ended December 31, 2012	Three Months ended December 31, 2011
Net income	¥27,101	¥36,859
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	80,008	4,698
Net unrealized holding gains (losses) on securities available for sale	6,638	848
Pension liability adjustments	409	69
Net unrealized holding gains (losses) on derivative instruments	(1,398)	(764)

Total	85,657	4,851

Comprehensive income (loss)	112,758	41,710
Less: Comprehensive income (loss) attributable to noncontrolling interests	7,250	2,932

Comprehensive income (loss) attributable to Komatsu Ltd.	¥105,508	¥38,778

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Nine Months ended December 31, 2012	Nine Months ended December 31, 2011
Operating activities
Net income	¥98,337	¥135,874
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	64,597	68,074
Deferred income taxes	1,219	4,721
Net loss (gain) from sale of investment securities and subsidiaries	97	2,285
Net loss (gain) on sale of property	(435)	(227)
Loss on disposal of fixed assets	1,045	1,331
Pension and retirement benefits, net	569	1,239
Changes in assets and liabilities:
Decrease (increase) in trade receivables	59,788	20,036
Decrease (increase) in inventories	(16,669)	(134,650)
Increase (decrease) in trade payables	(71,360)	(30,273)
Increase (decrease) in income taxes payable	(7,225)	(21,773)
Other, net	(875)	14,243

Net cash provided by (used in) operating activities	129,088	60,880

Investing activities
Capital expenditures	(104,356)	(96,561)
Proceeds from sale of property	6,402	5,278
Proceeds from sale of available for sale investment securities	595	1,256
Purchases of available for sale investment securities	(11)	(1,446)
Acquisition of subsidiaries and equity investees, net of cash acquired acquacquired	(5,752)	(7,836)
Collection of loan receivables	613	1,908
Disbursement of loan receivables	(50)	(400)
Decrease (increase) in time deposits, net	788	(442)

Net cash provided by (used in) investing activities	(101,771)	(98,243)

Financing activities
Proceeds from long-term debt	104,988	105,827
Repayments on long-term debt	(83,610)	(37,949)
Increase (decrease) in short-term debt, net	18,622	118,322
Repayments of capital lease obligations	(5,057)	(42,863)
Sale (purchase) of treasury stock, net	44	(30,833)
Dividends paid	(42,877)	(39,701)
Other, net	(7,002)	(10,725)

Net cash provided by (used in) financing activities	(14,892)	62,078

Effect of exchange rate change on cash and cash equivalents	(503)	(5,320)

Net increase (decrease) in cash and cash equivalents	11,922	19,395

Cash and cash equivalents, beginning of year	83,079	84,224

Cash and cash equivalents, end of period	¥95,001	¥103,619

(4) Note to the Going Concern Assumption

None

(5) Business Segment Information

1) Information by Operating Segments

Nine Months ended December 31, 2012 and 2011

(For Nine Months ended December 31, 2012)

	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,205,655	144,923	1,350,578	—	1,350,578
Intersegment	1,959	5,703	7,662	(7,662)	—

Total	1,207,614	150,626	1,358,240	(7,662)	1,350,578

Segment profit	148,381	3,824	152,205	(1,136)	151,069

(For Nine Months ended December 31, 2011)

	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,265,104	183,405	1,448,509	—	1,448,509
Intersegment	3,956	6,038	9,994	(9,994)	—

Total	1,269,060	189,443	1,458,503	(9,994)	1,448,509

Segment profit	178,958	16,721	195,679	(4,042)	191,637

Three Months ended December 31, 2012 and 2011

(For Three Months ended December 31, 2012)

	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	367,987	51,742	419,729	—	419,729
Intersegment	477	1,685	2,162	(2,162)	—

Total	368,464	53,427	421,891	(2,162)	419,729

Segment profit	38,800	523	39,323	466	39,789

(For Three Months ended December 31, 2011)

	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	411,430	51,212	462,642	—	462,642
Intersegment	1,222	1,834	3,056	(3,056)	—

Total	412,652	53,046	465,698	(3,056)	462,642

Segment profit	58,804	1,594	60,398	(1,501)	58,897

Notes: 1) Business categories and principal products & services included in each operating segment are as follows:

a) Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b) Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2) Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

Net sales determined by customer location were as follows:

For Nine Months ended December 31, 2012 and 2011

	Millions of yen
	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2012	271,095	393,258	149,208	109,331	338,221	89,465	1,350,578
FY2011	293,345	333,982	150,370	208,289	369,417	93,106	1,448,509

For Three Months ended December 31, 2012 and 2011

	Millions of yen
	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2012	92,179	124,821	49,636	34,000	91,447	27,646	419,729
FY2011	101,912	109,674	49,800	48,414	125,045	27,797	462,642

*	Excluding Japan and China

(6) Note in Case of Notable Changes in the Amount of Shareholders’ Equity

None

(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: January 29, 2013
URL: http://www.komatsu.com/

Announcement Concerning the Revision of Projected Business Results

Komatsu Ltd. (hereinafter “Company”) (President and CEO: Kunio Noji) has revised the projections for consolidated and non-consolidated business results for the fiscal year ending March 31, 2013, which the Company announced on July 31, 2012

1. Projections for Consolidated Business Results for the Fiscal Year Ending March 31, 2013 (U.S. GAAP)

	Millions of yen except per share amounts
	Earlier projection	Current projection	Changes		Results for FY ended March 31,
	[A]	[B]	[B-A]	[(B-A)/A]	2012
Net sales	1,970,000	1,920,000	(50,000)	(2.5)%	1,981,763
Operating income	262,000	230,000	(32,000)	(12.2)%	256,343
Income before income taxes and equity in earnings of affiliated companies	252,000	222,000	(30,000)	(11.9)%	249,609
Net income attributable to Komatsu Ltd.	157,000	138,000	(19,000)	(12.1)%	167,041

Net income attributable to Komatsu Ltd. per share (Yen)	164.86	144.91	—	—	173.47

2. Projections for Non-consolidated Business Results for the Fiscal Year Ending March 31, 2013

	Millions of yen except per share amounts
	Earlier projection	Current projection	Changes		Results for FY ended March 31,
	[A]	[B]	[B-A]	[(B-A)/A]	2012
Net sales	810,000	730,000	(80,000)	(9.9)%	851,139
Operating profit	54,000	39,000	(15,000)	(27.8)%	55,338
Ordinary profit	84,000	74,000	(10,000)	(11.9)%	88,079
Net income	65,000	56,000	(9,000)	(13.8)%	92,593

Net income per share (Yen)	68.22	58.77	—	—	96.10

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3. Reasons for the Revision

[Projections for Consolidated Business Results]

In the construction, mining and utility equipment business, Komatsu projects that demand of large, medium-sized and small equipment for use in mines in Indonesia, where Komatsu enjoys a large market share, will come under the estimation, as adversely affected by the falling price of thermal coal. In this light, Komatsu assumes that sales for the current fiscal year will fall short of the projection of July 31, 2012. Similarly, with respect to profits, while Komatsu can expect to benefit from effects of the Japanese yen’s on-going depreciation in the fourth quarter period (January 1 – March 31, 2013), Komatsu predicts profits for the current fiscal year will be below the projections, as adverse effects of declined full-year volume of sales are considerable. Based on these conditions, Komatsu revises the projections of both consolidated net sales and profits for the fiscal year ending March 31, 2013 (April 1, 2012 – March 31, 2013).

Komatsu also revises the foreign exchange rates in the fourth quarter of the current fiscal year, which are preconditions for the current projections, as follows: USD1 = JPY88, EUR1 = JPY115 and RMB1 = JPY14.1. These rates translate into USD1 = JPY82, EUR1 = JPY106 and RMB1 = JPY13.0 as full-year average rates.

(For the previous projections: USD1 = JPY79, EUR1 = JPY99 and RMB1 = JPY12.6)

[Projections for Non-consolidated Business Results]

Similar to the revised projections of consolidated business results above, while the Company can expect to benefit from effects of the Japanese yen’s on-going depreciation in the fourth quarter period (January 1 – March 31, 2013), it revises both net sales and profits of the projections of July 31, 2012 for non-consolidated business results for the fiscal year ending March 31, 2013 (April 1, 2012 – March 31, 2013). The current revision mainly reflects curtailed exports of construction and mining equipment from Japan against the backdrop of dropped sales in Indonesia and China.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu principal products, owing to changes in the economic conditions in Komatsu principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

(end)

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Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: January 29, 2013
URL: http://www.komatsu.com/

ANNOUNCEMENT OF CHANGE OF TOP MANAGEMENT

Please be advised that the Board of Directors of Komatsu Ltd. (hereinafter “Komatsu”) made a resolution concerning the change of representative directors’ positions as follows in the Board meeting held today (January 29, 2013).

1. Reason(s) for the Change

Under the “Global Teamwork for Tomorrow” mid-range (3-year) management plan which will be completed in the fiscal year ending March 31, 2013, Komatsu has focused its efforts on the following four activities of importance: 1) Promotion of ICT applications to products and parts, 2) Further advancement of environmental friendliness and safety in machine performance, 3) Expansion of sales and service operations in Strategic Markets, and 4) Promotion of continuous Kaizen (improvement) by strengthening workplace capability. As a result, Komatsu has sustained a high level of profitability even under dynamic changes of global demand and foreign exchange rates, and has built up its corporate muscle. Together with new mid-range management plan (FY2013-FY2015), starting in next fiscal year, Komatsu is going to rejuvenate its management team and start with new structure for further growth.

2. Names and New Positions	As of April 1, 2013

Name	New Position	Present Position
Masahiro Sakane	Director and Councilor	Chairman of the Board

Kunio Noji	Representative Director Chairman of the Board	Representative Director President and CEO

Yoshinori Komamura	Director	Representative Director Executive Vice President

Tetsuji Ohashi	Representative Director President and CEO	Director and Senior Executive Officer

1

Masahiro Sakane will retire from the position of Director and Councilor and assume the position of Councilor and Senior Adviser, and Yoshinori Komamura will retire from the position of Director and assume the position of Senior Adviser, upon closing of the annual shareholders’ meeting scheduled for late June 2013.

3. Curriculum Vitae of the New Representative Director

New Title	President and CEO

Name:	Tetsuji Ohashi

Date of Birth:	March 23, 1954

Birthplace:	Tokyo

Education:	Bachelor of Science, Engineering, University of Tokyo in 1977

Business Career:	April 2013	President and CEO (Planned)

	April 2012	Director and Senior Executive Officer, Supervising Business Planning and Strategy, Production and HANSEI Operation, Information Strategy and Industrial Machinery

	June 2009	Director and Senior Executive Officer, President of Production Division

	April 2008	Senior Executive Officer, President of Production Division

	April 2007	Executive Officer, President of Production Division

	January 2004	President and COO, Komatsu America Corp.

	October 2001	Moka Plant Manager, Production Division

	October 1998	General Manager, Planning & Coordination Department, Awazu Plant, Production Division

	June 1982	Graduate School, Stanford University (for 2 years)

	April 1977	Joined Komatsu Ltd.

The number of shares of common stock held by him: 22,400 shares (as of the date of submission)

Others:	1) Motto	Think thoroughly and act decisively

	2) Family	Wife and three boys

	3) Interest	Reading, golfing, skiing and theatergoing

4.	Appointment Date April 1, 2013.

(End)

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